As filed with the Securities and Exchange Commission on March 31, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

United Development Funding IV

(Name of Subject Company)

United Development Funding IV

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

910187103

(CUSIP Number of Class of Securities)

Hollis M. Greenlaw

Chief Executive Officer

1301 Municipal Way, Suite 100

Grapevine, Texas 76051

(214) 370-8960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Lauren B. Prevost

Seth K. Weiner

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by SCM Special Fund 3, LP, Lemon Creek Advisers, LP and MacKenzie Capital Management, LP (collectively, the “Offerors”), to purchase up to 1,550,000 common shares of beneficial interest of United Development Funding IV, a Maryland real estate investment trust (which we refer to herein as the “Trust,” “we,” “our” or “us”), at a price of $1.25 per share (the “Offer Price”).

As discussed below, the Trust’s Board of Trustees expresses no opinion and remains neutral regarding whether the Trust’s shareholders should accept or reject the tender offer by the Offerors to purchase their common shares of beneficial interest.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is United Development Funding IV, a Maryland real estate investment trust. The address and telephone number of the principal executive offices of the Trust are 1301 Municipal Way, Suite 100, Grapevine, Texas 76051 and (214) 370-8960.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is common shares of beneficial interest (the “Shares”), par value $0.01 per Share. As of March 30, 2017, 30,685,914 Shares were outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The Trust is the filing person. The name, business address and business telephone number of the Trust are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by the Offerors to purchase up to 1,550,000 Shares at a price of $1.25 per Share, subject to the conditions set forth in the offer to purchase dated March 20, 2017 (the “Tender Offer”) and the related assignment form, as set forth in the Offerors’ Tender Offer Statement on Schedule TO (the “Schedule TO”), as filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2017.

The Offerors filed the Schedule TO; however, the Schedule TO provides that MacKenzie Capital Management, LP is named therein because it is deemed to control SCM Special Fund 3, LP and Lemon Creek Advisers, LP, but is otherwise not participating in the offer described therein. According to the Schedule TO, the principal address of the Offerors is 1640 School Street, Moraga, California 94556, and their telephone number is (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Trust or its affiliates and the Offerors and their respective executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Trust or its affiliates and the executive officers, trustees or affiliates of the Trust that are material to the Tender Offer.

Item 4. The Solicitation or Recommendation.

(a) Recommendation. The Trust’s Board of Trustees expresses no opinion and remains neutral regarding whether the Trust’s shareholders should accept or reject the Tender Offer. The information set forth in the letter to the Trust’s shareholders, dated March 31, 2017 (the “Letter to Shareholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

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(b) Reasons. The information set forth in the Letter to Shareholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Trust, neither the Trust nor any of the Trust’s executive officers, trustees, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Tender Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Trust, neither the Trust nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the shareholders in connection with the Tender Offer.

Item 6. Interest in Securities of the Subject Company.

Based on the Trust’s records and on information provided to the Trust by its trustees, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Trust, its executive officers, trustees, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)  Except as set forth in this Schedule 14D-9, the Trust is not undertaking and is not engaged in any negotiations in response to the Tender Offer that relate to a tender offer or other acquisition of the Shares by the Trust, any subsidiary of the Trust or any other person.

(b)  Except as set forth in this Schedule 14D-9, the Trust is not undertaking and is not engaged in any negotiations in response to the Tender Offer that relate to, or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust or any subsidiary of the Trust; (ii) any purchase, sale or transfer of a material amount of assets of the Trust or any subsidiary of the Trust; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Trust.

(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements.  These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Trust’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Trust’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Trust to be materially different from any future results expressed or implied by such forward-looking statements.

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Shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Trust makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Trust does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED DEVELOPMENT FUNDING IV

Date: March 31, 2017	/s/ Hollis M. Greenlaw
Name: Hollis M. Greenlaw
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
(a)(1)	Letter to Shareholders of the Trust from Hollis M. Greenlaw, Chief Executive Officer of the Trust, dated as of March 31, 2017.